UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K, including the sections entitled “Business,” and “Risk Factors,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this Current Report on Form 6-K include, but are not limited to, statements about:

●	the implementation of our strategic plans for our business;

●	our financial performance;

●	developments relating to our competitors and our industry, including the impact of government regulation;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and

●	other risks and uncertainties, including those listed under the captions “Business,” and “Risk Factors”.

In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “could,” “project,” “intend,” “will,” “will be,” “would,” or the negative of these terms or other comparable terminology and expressions. However, this is not an exclusive way of identifying such statements. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” and elsewhere in this Current Report on Form 6-K. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Current Report on Form 6-K and the documents that we reference in this Current Report on Form 6-K and have filed with the Securities and Exchange Commission (“SEC”) as exhibits hereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Current Report on Form 6-K represent our views as of the date of this Current Report on Form 6-K. We anticipate that subsequent events and developments will cause our views to change. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this Current Report on Form 6-K, whether as a result of new information or future events or otherwise. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 6-K. You should not place undue reliance on the forward-looking statements included in this Current Report on Form 6-K. All forward-looking statements attributable to use are expressly qualified by these cautionary statements.

On September 3, 2023, Paranovus Entertainment Technology Ltd. (formerly known as Happiness Development Group Limited, “we,” “us,” “our,” the “Company”) entered into a non-binding letter of intent with Blueline Studios, Inc. to acquire 100% of Blueline Studios’ equity interests. Headquartered in Vancouver, Canada, Blueline Studios Inc. is a gaming studio that specializes in creating interactive entertainment in collaboration with celebrities and athletes.

The Letter of Intent is intended to express only a mutual indication of interest in the potential acquisition and does not represent any legally binding commitment or obligation on the part of the parties with respect to the potential acquisition.

Description of the BlueLine Studios’ Interactive Gaming Business

Upon closing the potential acquisition contemplated by the non-binding Letter of Intent (“LOI”), Blueline Studios Inc. (“BlueLine”) will become a wholly-owned subsidiary of the Company, through which the Company plans to expand its business into the AI-powered interactive gaming industry.

Based in Vancouver, BlueLine is a video game developer that builds engaging interactive gaming experiences powered by world-class celebrity talent. BlueLine is a portfolio company of Caravan Digital L.P. (“Caravan”), a co-founder of consumer companies authentically powered by iconic artists and athletes in partnership with Creative Artists Agency (“CAA”).

Under the terms of the LOI, BlueLine will have a right of first offer for any talent-related game development projects from Caravan for five years following the closing of the acquisition. BlueLine can decide to take on any potential gaming-related collaboration with talent which would allow BlueLine to execute its vision of delivering unforgettable chart-topping experiences by connecting world-class star talent with interactive entertainment during this time period.

Risk Factors Relating to the Interactive Gaming Business

We have an evolving business model with still untested growth initiatives.

We have an evolving business model and intend to implement new strategies to grow our business in the future. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies in the future.

There can be no assurance that we will complete the acquisition of BlueLine, which acquisition currently is under a non-binding LOI. Acquisitions involve numerous acquisition-related risks and may not ultimately prove to be beneficial to our company.

There can be no assurance that we will complete the acquisition of BlueLine as discussed under a non-binding LOI under the terms set forth in the LOI, or at all, because the LOI is not binding on us or on BlueLine.

Our acquisition of such interest is subject to us negotiating and executing with BlueLine a mutually acceptable definitive and binding purchase agreement with respect to the business, which we expect will contain a number of conditions to closing the acquisition, including (i) our completion of satisfactory due diligence with respect to BlueLine’s business, and (ii) satisfaction of customary closing conditions and, dependent on the results of due diligence and negotiation of the definitive documents between the parties, may require material modifications to the terms set forth in the LOI. There can be no assurance that BlueLine will be willing to proceed with a transaction, that we will be able to negotiate and execute a satisfactory definitive purchase agreement with BlueLine, that our due diligence will be satisfactory, or that the conditions to closing will be satisfied.

Acquisitions involve numerous acquisition-related risks and may not ultimately prove to be beneficial to our company. If we are unable to complete the acquisition of BlueLine, we will have expended significant expenses and management resources related to due diligence, legal and accounting work undertaken for the failed acquisition without our shareholders realizing any of the potential benefits of such acquisition.

If we fail to secure the essential capital required, the aforementioned acquisition transaction of BlueLine could not be completed, thus potentially affecting our strategic direction and financial stability.

We need significant capital to complete the acquisition and to develop the business afterwards. There are risks associated with the potential failure to finalize the acquisition of Blueline Studios. This situation could potentially stem from a range of intricate factors, which may encompass, but are not confined to, the inability to secure the requisite financial resources crucial for the successful completion of the acquisition. Our company’s ability to close the acquisition is contingent upon securing adequate funding, and failure to do so could result in a significant setback to the company’s strategic plans and overall financial position.

BlueLine is an emerging business entity with short track record and limited historical financial information available.

Our interactive gaming business will be conducted via BlueLine, which was formed in 2017. Because BlueLine is still in the earlier stages of executing the business strategy, we cannot provide assurance that, or when, our interactive gaming business will be profitable. We will need to make significant investments to develop and operate and expect to incur significant expenses in connection with operating components, including costs for developing technology, talent fees, marketing, and salaries. We expect to incur significant capital, operational and marketing expenses for a few years in connection with our strategy and growth plan. Any failure to achieve or sustain profitability may have a material adverse impact on the value of our Class A ordinary shares.

BlueLine will be stepping into AIGC industry in the near future by launching video games on both PC and mobile platforms in the future, and so it will be subject to risks generally associated with the industry.

BlueLine will be launching AIGC games both on PC and mobile in the future After the acquisition, BlueLine will focus on the development and production of its Hollywood Sunshine Project, which will be a unique social gaming platform featuring multiple celebrities powered by AI-generated content (AIGC). The Project is subject to risks that are generally associated with the AIGC industry, many of which are beyond our control. These risks could negatively impact our operating results and financial results.

The products are extremely complex software programs, and are difficult to develop and distribute. We have quality controls in place to detect defects, bugs or other errors in our products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource or technical constraints. Therefore, these quality controls and preventative measures may not be effective in detecting all defects, bugs or errors in our products and services before they have been released into the marketplace. In such an event, the technological reliability and stability of our products and services could be below our standards and the standards of consumers and our reputation, brand and sales could be adversely affected. In addition, we could be required to, or may find it necessary to, offer a refund for the product or service, suspend the availability or sale of the product or service or expend significant resources to cure the defect, bug or error each of which could significantly harm our business and operating results.

We may contract with external game developers to develop our games. While we maintain contractual protections, we have less control over the product development schedules of games developed by external developers, and we depend on their ability to meet product development schedules. In addition, we may have disputes with external developers over game content, launch timing, achievement of certain milestones, the game development timeline, marketing campaigns or other matters. If we have disputes with external developers or they cannot meet product development schedules, acquire certain approvals or are otherwise unable or unwilling to honor their obligations to us, we may delay or cancel previously announced games, alter our launch schedule or experience increased costs and expenses, which could result in a delay or significant shortfall in anticipated revenue, harm our profitability and reputation, and cause our financial results to be materially affected.

The quality of the content on our current and future digital entertainment and community platforms is critical to the success of such platforms. In order to attract and retain users, we must offer interesting and high-quality content and user experiences. Further, we must remain sensitive and responsive to evolving user preferences and offer content and experiences that appeal to our users. If we are unable to generate quality content and user experiences satisfactory to our users, we may suffer from reduced user traffic, which could negatively impact our business.

AIGC Industry is in its early stage and we cannot guarantee that we will be able to successfully implement our growth strategy or sustain our growth rate.

AIGC industry highly relates to the fast-growing technology, the AIGC games are relatively new and we cannot guarantee they will be able to grow at a stable rate and our ability to successfully execute our growth strategy is critical to our future success. To implement our growth strategy, we will be required to develop and innovate our product offerings, identify, hire and train personnel across all aspects of our business and scale all of our businesses at the same time, all of which will require significant financial and human resources. Executing our growth strategy may strain management’s resources or divert them from focusing on our future plans, strain our operational and technology systems beyond a point which they can properly function or require us to slow the growth of one of our business lines while we prioritize another. These tensions may be exacerbated by macro-economic conditions or uneven demand for our products. Our history of concurrently operating our business lines is relatively short. In addition, we may be unable to achieve the required level of market acceptance of our new fintech product offerings in order to recoup the investment costs involved in developing and launching such products or to bear the associated risks involved in providing such products.

The AIGC games bear the risks and uncertainties inherent in early stage companies operating in fast evolving, high-tech industries in emerging markets. Our continued growth depends, in part, on our ability to respond to constant changes in the AIGC game industry, including rapid technological evolution, continued shifts in gamer trends and demands, frequent introductions of new games and titles and the constant emergence of new industry standards and practices. Developing and integrating new games, titles, content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve. It is uncertain that AIGC industry will continue to grow as rapidly as it has in the past.

Third-party providers of mobile and web platforms may be able to influence our products and costs.

We plan to derive significant revenues from the distribution of certain of our future products of video games on third-party mobile and web platforms, such as the Apple App Store, the Google Play Store. These platforms may also serve as significant online distribution platforms for, and/or provide other services critical for the operation of, a number of our games. If these platforms modify their current or future discovery mechanisms, communication channels available to developers, operating systems, terms of service or other policies (including fees), or they develop their own competitive offerings, our business could be negatively impacted.

Moreover, when we develop interactive entertainment software products for hardware platforms. The platform providers also control the networks over which consumers purchase digital products and services for their platforms and through which we provide online game capabilities for our products. The control that the platform providers have over the fee structures and/or retail pricing for products and services for their platforms and online networks could impact the volume of purchases of our products made over their networks and our profitability. With respect to certain downloadable content and microtransactions, the networks provided by these platform providers are the exclusive means of selling and distributing this content. Further, increased competition for limited premium “digital shelf space” has placed the platform providers in an increasingly better position to negotiate favorable terms of sale. If the platform provider establishes terms that restrict our offerings on its platform, significantly changes the financial terms on which these products or services are offered, or does not approve the inclusion of online capabilities in our console products, our business could be negatively impacted.

We will depend on servers and Internet bandwidth to operate our games and digital services with online features. If we were to lose server capacity or lack sufficient Internet bandwidth for any reason, our business could suffer.

We will rely on data servers, including those owned or controlled by third parties, to enable our customers to download our games and other downloadable content, to access our online gaming platform, and to operate other products with online functionality. Events such as limited hardware failure, any broad-based catastrophic server malfunction, a significant intrusion by hackers that circumvents security measures, or a failure of disaster recovery services would likely interrupt the functionality of our games with online services and could result in a loss of sales for games and related services. An extended interruption of service could materially adversely affect our business, financial condition and operating results.

If we underestimate the amount of server capacity our business requires or if our business were to grow more quickly than expected, our consumers may experience service problems, such as slow or interrupted gaming access. Insufficient server capacity may result in decreased sales, a loss of our consumer base and adverse consequences to our reputation. Conversely, if we overestimate the amount of server capacity required by our business, we may incur additional operating costs.

BlueLine’s Interactive Gaming Business has only a limited operating history.

The interactive gaming business we plan to acquire has only a limited operating history. As a result, we face a number of risks encountered by the combined entities, including our ability to:

●	Manage expanding operations, including our ability to service our clients if our customer base grows substantially;

●	Attract and retain management and technical personnel;

●	Find adequate sources of financing;

●	Anticipate and respond to market competition and changes in technologies as they develop and become available;

●	Negotiate and maintain favorable rates with our partners; and

●	Retain and expand our customer base at profitable rates.

We may not be successful in addressing or mitigating these risks and uncertainties, and if we are not successful, our interactive gaming business could be significantly and adversely affected.

If Blueline fails to develop and provide interactive gaming related products and services that meet client needs in a rapidly changing environment, our business could be harmed.

Blueline’s success depends on its ability to develop and provide products and services that are attractive to the clients. Key competitive considerations for retaining existing clients and winning new clients include our ability to develop solutions that meet client needs in a rapidly changing environment, the quality and effectiveness of our services and our ability to serve clients efficiently. As a result, we must invest resources in research and development to first create, then improve the attractiveness and comprehensiveness of our products and services and effectively incorporate new digital gaming technologies into them. If Blueline is unable to provide products and services that our clients want to use, then the clients may become dissatisfied and use our competitors’ products and services. If Blueline is unable to continue offering innovative products and services, it may be unable to attract clients, which could harm our business, results of operations and financial condition.

Blueline may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our business.

Competitive conditions within the digital gaming industry require that Blueline use sophisticated technology in the operation of its business. The industry for digital gaming technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the gaming industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into Blueline’s operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that Blueline will recognize, in a timely manner or at all, the benefits that it may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our securities.

Blueline currently relies on wireless carriers to market and distribute some of its products and services and thus to generate some of its revenues. The loss of or a change in any of these significant carrier relationships could cause us to lose access to their subscribers and thus materially reduce our revenues.

Blueline actively uses specific hardware and software for its operation. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, the Company intends to adhere to the terms of any license agreements that may be in place.

Blueline does not currently own, and does not have any current plans to seek, any patents in connection with its existing and planned operations. We rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, it has developed and may further develop certain proprietary software applications for its operations.

Blueline relies extensively on information technology systems, and cybersecurity incidents could adversely affect its business.

Blueline relies on information technology systems and infrastructure to connect with its clients, people and others, and to store and process business and financial data. Increased cybersecurity threats and attacks, including computer viruses, hacking and ransomware attacks, are constantly evolving and pose a risk to our systems and networks. Security breaches, improper use of our systems and unauthorized access to our data and information by employees and others may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. We also have access to sensitive or personal data or information that is subject to privacy laws and regulations. Its systems and processes may be unable to prevent material security breaches, and such breaches could adversely affect our business, results of operations, financial position and reputation.

The markets in which Blueline operates are highly competitive, and many of its competitors have significantly greater resources than we do.

The development, distribution and sale of mobile products and services, is a highly competitive business. Blueline competes for end users primarily on the basis brand, quality and price. It competes for wireless carriers, as well as historical performance, technical know-how, perception of sales potential and relationships with licensors of brands and other intellectual property. It competes for content and brand licensors based on royalty and other economic terms, perceptions of development quality, porting abilities, speed of execution, distribution breadth and relationships with carriers. It also competes for experienced and talented employees.

If Blueline is unable to compete effectively or is not as successful as our competitors in the target markets, our sales could decline, our margins could decline and we could lose market share, any of which would materially harm our business, operating results and financial condition.

Failure to renew Blueline’s existing brand and content licenses on favorable terms or at all and to obtain additional licenses would impair our ability to introduce new products and services or to continue to offer the products and services based on third-party content.

Revenues are derived from our products and services based on or incorporating brands or other intellectual property licensed from third parties. Any of Blueline’s licensors could decide not to renew the existing license or not to license additional intellectual property and instead license to our competitors or develop and publish its own products or other applications, competing with us in the marketplace. Several of these licensors already provide intellectual property for other platforms, and may have significant experience and development resources available to them should they decide to compete with us rather than license to us.

Blueline may be unable to renew its licenses or to renew them on terms favorable to us, and it may be unable to secure alternatives in a timely manner. Failure to maintain or renew our existing licenses or to obtain additional licenses would impair its ability to introduce new products and services or to continue to offer our current products or services, which would materially harm our business, operating results and financial condition. Some of our existing licenses impose, and licenses that we obtain in the future might impose, development, distribution and marketing obligations on us. If Blueline breach our obligations, our licensors might have the right to terminate the license which would harm the business, operating results and financial condition.

Even if Blueline is successful in gaining new licenses or extending existing licenses, it may fail to anticipate the entertainment preferences of our end users when making choices about which brands or other content to license. If the entertainment preferences of end users shift to content or brands owned or developed by companies with which it does not have relationships, it may be unable to establish and maintain successful relationships with these developers and owners, which would materially harm our business, operating results and financial condition. In addition, some rights are licensed from licensors that have or may develop financial difficulties, and may enter into bankruptcy protection under U.S. federal law or the laws of other countries. If any of our licensors files for bankruptcy, its licenses might be impaired or voided, which could materially harm its business, operating results and financial condition.

End user tastes are continually changing and are often unpredictable; if Blueline fails to develop and publish new products and services that achieve market acceptance, our sales would suffer.

Our business depends on developing and publishing new products and services that wireless carriers distribute and end users will buy.

Blueline must continue to invest significant resources in licensing efforts, research and development, marketing and regional expansion to enhance our offering of new products and services, and we must make decisions about these matters well in advance of product release in order to implement them in a timely manner. Our success depends, in part, on unpredictable and volatile factors beyond our control, including end-user preferences, competing products and services and the availability of other entertainment activities. If our products and services are not responsive to the requirements of our carriers or the entertainment preferences of end users, are not marketed effectively through our direct-to- consumer operations, or they are not brought to market in a timely and effective manner, our business, operating results and financial condition would be harmed. Even if our products and services are successfully introduced, marketed effectively and initially adopted, a subsequent shift in our carriers, the entertainment preferences of end users, or our relationship with third-party billing aggregators could cause a decline in the popularity of, or access to, our offerings could materially reduce our revenues and harm our business, operating results and financial condition.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

If Blueline fails to deliver its products and services at the same time as new mobile handset models are commercially introduced, our sales may suffer.

Blueline’s business is dependent, in part, on the commercial introduction of new handset models with enhanced features, including larger, higher resolution color screens, improved audio quality, and greater processing power, memory, battery life and storage. We do not control the timing of these handset launches. Some new handsets are sold by carriers with certain products or other applications pre-loaded, and many end users who download our products or use our services do so after they purchase their new handsets to experience the new features of those handsets. Some handset manufacturers give us access to their handsets prior to commercial release. If one or more major handset manufacturers were to cease to provide us access to new handset models prior to commercial release, we might be unable to introduce compatible versions of our products and services for those handsets in coordination with their commercial release, and we might not be able to make compatible versions for a substantial period following their commercial release. If, because of launch delays, we miss the opportunity to sell products and services when new handsets are shipped or our end users upgrade to a new handset, or if we miss the key holiday selling period, either because the introduction of a new handset is delayed or we do not deploy our products and services in time for the holiday selling season, our revenues would likely decline and our business, operating results and financial condition would likely suffer.

Suspension of certain businesses in China

On September 3, 2023, the Board of Directors of the Company approved suspension of the Company’s e-commerce and internet information and advertising business conducted through the Company’s indirect subsidiary Happy Buy (Fujian) Internet Technology Co., Limited. As of March 31, 2023, the e-commerce and internet information and advertising business incurred loss of approximately $21.42 million comparing to loss of approximate $7.60 million   as of March 31, 2022. Due to the lingering adverse impacts of COVID-19 and sluggish macro-economic condition in China, the management does not expect short-term turn-over of these businesses and therefore the Board decided to suspend these loss-incurring businesses.

Management plans to transition the Company into the entertainment and AI powered entertainment industries as we entered the non-binding Letter of Intent with BlueLine and may continue to identify other prospective acquisition opportunity of target business in such industries. In addition, the Company’s wholly owned subsidiary 2Lab3 has recently shifted its focus towards the development of AI-powered applications.

After disposition of its nutraceutical and dietary supplements business in August 2023 and suspension of the e-commerce and internet information and advertising business expected in September 2023, the Company’s only remaining operating business based in China will be the automobile sales business, a B2B business committed to optimizing the auto supply chain by connecting car dealers via an online automobile sales platform and offering overall services for automobile purchasing.

For more information, visit http://www.pavs.ai/

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Ltd.

Date: September 5, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer